

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 1, 2016

<u>Via E-mail</u>
Feize Zhang
Chairman
China Shouguan Mining Corporation
Suite 2606, Great China International Exchange Square
No.1, Fuhua Road
Futian District, Shenzhen
People's Republic of China

>   **Re: China Shouguan Mining Corporation**
>   **Preliminary Proxy on Schedule 14A**
>   **Filed July 6, 2016**
>   **File No. 000-54432**

Dear Mr. Zhang:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/ Pamela Howell
                                                    for

                                                    John Reynolds
                                                    Assistant Director
                                                    Office of Beverages, Apparel and
                                                    Mining

cc: Frank J. Hariton, Esq.